Exhibit 99.1

News Release

THERATECHNOLOGIES ANNOUNCES FINANCIAL RESULTS

FOR FISCAL YEAR 2019

Montreal, Canada – February 25, 2020 – Theratechnologies Inc. (Theratechnologies) (TSX: TH) (NASDAQ: THTX), a commercial-stage biopharmaceutical company, today announced its financial results for the year ended November 30, 2019.

Fiscal Year 2019 Financial Highlights

•	Record revenue with net sales of US$63,216,000, up 39.8% from the previous year

•	Trogarzo® sales reach US$27,696,000, up 212% from the previous year

•	EGRIFTA® sales reach US$35,520,000, down 2.2% from the previous year

•	Strong cash position of US$41,244,000

“Our last fiscal year was one of many accomplishments. In the last twelve months, we managed to obtain approval for Trogarzo® in Europe, to launch a new formulation of tesamorelin, EGRIFTA SVTM, to list our shares on NASDAQ, to grow our revenues by 40 percent, to acquire a unique and highly-promising technology platform in oncology, to launch the development program of tesamorelin for the treatment of NASH in HIV and to manage to record a slightly positive EBITDA while investing in Europe and in our developments programs,” said Luc Tanguay, President and CEO, Theratechnologies Inc.

“We ended the year with a company stronger than ever and with tools to sustain growth through our commercialized products and a promising pipeline,” added Mr. Tanguay.

Fiscal Year 2019 Financial Results

The financial results presented in this press release are taken from the Company’s Management’s Discussion and Analysis, or MD&A, and audited consolidated financial statements for the twelve-month period ended November 30, 2019, which have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. The MD&A and the audited consolidated financial statements can be found at www.sedar.com, on EDGAR at www.sec.gov and at www.theratech.com. Unless specified otherwise, all amounts in this press release are in U.S. dollars and all capitalized terms have the meaning ascribed thereto in our MD&A. As used herein, EGRIFTA® and EGRIFTA SVTM refer to tesamorelin for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy. Trogarzo® refers to ibalizumab for the treatment of multidrug resistant HIV-1 patients.

For the year ended November 30, 2019

Consolidated revenue for the year ended November 30, 2019 was $63,216,000 compared to $45,217,000 for the same period ended November 30, 2018, an increase of 39.8%. Revenue growth reflects the added contribution of Trogarzo®. This was the first full year of commercialization for Trogarzo® in the United States where sales reached $27,696,000 as at November 30, 2019. Trogarzo® was approved in the United States on March 6, 2018 and has been commercially available since April 30, 2018.

The contribution of EGRIFTA® remains significant. For the year ended November 30, 2019, sales of EGRIFTA® were $35,520,000 compared to $36,329,000 for the same period last year, representing a decrease of 2.2%. Net sales in 2019 were negatively impacted by an unexpected charge related to government rebates not previously recorded by one of our distributing pharmacies. A portion of units sold to this pharmacy were previously incorrectly identified by the pharmacy as commercial patients, when they were actually government reimbursed patients, who are eligible to rebates.

For the year ended November 30, 2019, cost of sales was $26,076,000 compared to $13,263,000 in the comparable period of Fiscal 2018. Cost of sales includes the cost of goods sold which amounted to $21,125,000 in Fiscal 2019 compared to $9,376,000 in Fiscal 2018. The increase in cost of goods sold is mainly due to the growth of Trogarzo® net sales.

Prior to the third quarter of 2018, cost of sales included royalties due under the terms of an agreement terminating our collaboration and licensing agreement with EMD Serono Inc., or EMD Serono. In June 2018, we made a full and final payment of $23,850,000 to EMD Serono which enabled Theratechnologies to realize savings from a reduction of future payment obligations including royalty payments.

The payment in connection with the settlement of the future royalty obligation has been accounted as “Other asset” on the consolidated statement of financial position. Consequently, an amortization of $4,884,000 has been recorded in relation to this transaction in Fiscal 2019 compared to $2,442,000 during Fiscal 2018 and is included in cost of sales.

R&D Expenses amounted to $10,841,000 for Fiscal 2019 compared to $7,994,000 in Fiscal 2018.

The increase in R&D expenses is largely due to regulatory and medical activities in Europe, to the development of tesamorelin and to investments in the oncology platform.

R&D expenses also included medical affairs initiatives aimed at raising awareness among physicians and nurses who interact with patients living with MDR HIV-1 and lipodystrophy, in addition to regulatory affairs activities, such as handling of the European filing of Trogarzo® and quality assurance activities.

These expenses were partially offset by the decision of the FDA to release Theratechnologies from its last post-approval commitments relating to EGRIFTA®.

Selling expenses for the year ended November 30, 2019 amounted to $26,482,000 compared to $21,693,000 for the same period last year.

The increase in selling expenses is largely associated with preparation work related to the approval and launch of Trogarzo® in Europe as well as the launch of EGRIFTA SVTM and the direct-to-consumer campaign in the United States.

The amortization of the intangible asset value established for the EGRIFTA® and Trogarzo® commercialization rights in North America is also included in selling expenses. We recorded an expense of $2,412,000 in Fiscal 2019 compared to $1,767,000 in Fiscal 2018.

General and administrative expenses for the year ended November 30, 2019 amounted to $8,330,000 compared to $5,828,000 for the same period in Fiscal 2018.

The increase in general and administrative expenses is mainly associated with business growth, increased activity in Europe, the listing on NASDAQ and additional investor relations initiatives.

Finance income, consisting of interest income, for the year ended November 30, 2019 amounted to $1,097,000 compared to $608,000 in Fiscal 2018. Higher finance income is mostly related to a higher average liquidity position.

Finance costs for the year ended November 30, 2019 were $5,080,000 compared to $3,016,000 in Fiscal 2018. Finance costs in Fiscal 2019 mostly represent interest of $3,317,000 on the convertible senior unsecured notes issued on June 18, 2018, compared to $1,486,000 last year.

Finance costs also included accretion expense, which amounted to $1,673,000 during Fiscal 2019 compared to $1,041,000 during Fiscal 2018.

Adjusted EBITDA for Fiscal 2019 was $323,000 compared to $1,664,000 in Fiscal 2018, reflecting increased investments towards building our infrastructure in Europe, the development of our oncology platform and the listing of our common shares on the NASDAQ. These higher expenses were partially offset by higher revenues related to growing Trogarzo® sales. See “Non-IFRS Financial Measures” below.

Taking into account the revenue and expense variations described above, we recorded a net loss of $12,496,000 or $0.16 per share in Fiscal 2019 compared to a net loss of $4,700,000 or $0.06 in Fiscal 2018.

As at November 30, 2019, cash, bonds and money market funds amounted to $41,244,000.

Fourth Quarter 2019 Financial Results

Consolidated revenue for the three months ended November 30, 2019 amounted to $16,400,000 compared to $13,983,000 for the same period last year, representing an increase of 17.3%.

For the fourth quarter of Fiscal 2019, sales of EGRIFTA® reached $8,731,000 compared to $9,732,000 in the fourth quarter of the prior year. While unit sales to our US distributor were up 5.3% compared to Q4 of 2018, net sales decreased for two main reasons: (i) net sales for Q4 2019 were impacted by an unexpected charge related to government rebates not previously recorded by one of our distributing pharmacies. A portion of units sold to this pharmacy were previously incorrectly identified by the pharmacy as commercial patients, when they were actually government reimbursed patients, who are eligible to rebates, and (ii) net sales for Q4 2018 were positively impacted by the reversal of a provision related to chargebacks and rebates.

In the fourth quarter of 2019, Trogarzo® sales amounted to $7,669,000 compared to $4,251,000 for the same quarter of 2018, representing an increase of 80.4%.

For the three-month period ended November 30, 2019, cost of sales was $6,989,000 compared to $4,751,000 in the comparable period of Fiscal 2018. Cost of goods sold was $5,754,000 compared to $3,516,000 for the same period last year. The increase in cost of goods sold is mainly due to higher sales of Trogarzo®. Cost of sales include an amortization of $1,221,000 in the fourth quarter of 2019 and of 2018 in connection with the settlement of the future royalty obligation which has been accounted as “Other asset” on the consolidated statement of the financial position.

R&D expenses in the three-month period ended November 30, 2019 amounted to $3,877,000 compared to $2,063,000 in the comparable period of Fiscal 2018. As previously explained, this increase is largely due to investments made towards the approval of Trogarzo® in Europe, the development of our oncology platform and of tesamorelin for the treatment of NASH in people living with HIV as well as medical activities related to Trogarzo®.

Selling expenses in the three-month period ended November 30, 2019 amounted to $7,673,000 compared to $5,233,000 in the comparable period of Fiscal 2018.

The increase in selling expenses is largely associated with preparation work related to the approval and launch of Trogarzo® in Europe as well as to the launch of EGRIFTA SVTM and to the direct-to-consumer campaign in the United States.

The amortization of the intangible asset value established for the EGRIFTA® and Trogarzo® commercialization rights in North America is also included in selling expenses. We recorded an expense of $642,000 for the fourth quarter of Fiscal 2019 compared to $487,000 for the same quarter the previous year.

General and administrative expenses in the fourth quarter of Fiscal 2019 amounted to $3,258,000 compared to $1,865,000 reported in the same period of Fiscal 2018. The increase is mainly associated with business growth, the expansion in Europe and the listing of our common shares on NASDAQ.

Finance income, consisting of interest income, for the three-month period ended November 30, 2019 was $217,000 compared to $276,000 in the comparable quarter of Fiscal 2018. Lower finance income is a reflection of our slightly lower liquidity position during the fourth quarter of Fiscal 2019 compared to the same period of 2018.

Finance costs for the fourth quarter of Fiscal 2019 were $1,275,000 compared to $1,330,000 for the same quarter of Fiscal 2018. As previously stated, finance costs are mostly comprised of interest on the Notes.

Finance costs also include accretion expense, which was $440,000 for the fourth quarter of 2019 compared to $357,000 for the same period last year. Accretion expense was is mainly associated with the Notes issued in June 2018.

Adjusted EBITDA for the fourth quarter of 2019 was $(3,217,000) compared to $1,996,000 in same period of Fiscal 2018. See “Non-IFRS Financial Measures” below.

The variation from Q4 2018 to Q4 2019 is mainly due to the increased activity in Europe, our investment in new research and development activities and the previously described charges related to government rebates. Our Q4 2018 Adjusted EBITDA was also positively impacted by the reversal of chargebacks and provisions, as previously mentioned.

Taking into account the revenue and expense variations described above, we recorded a net loss of $6,445,000 or $0.08 per share in the fourth quarter of Fiscal 2019 in comparison to a net loss of $983,000 or $0.01 per share in the fourth quarter of 2018.

We ended the fourth quarter of 2019 with $41,244,000 in cash, bonds and money market funds.

For the three-month period ended November 30, 2019, operating activities used $2,760,000 compared to generating $2,622,000 in the comparable period of Fiscal 2018.

In the fourth quarter of Fiscal 2019, changes in operating assets and liabilities had a positive impact on cash flow of $488,000. These changes include an increase of $9,096,000 in accounts payable and accrued liabilities and a decrease in accounts receivable of $1,258,000, which were mainly offset by a $8,082,000 increase in inventories. These changes are related to an increase in our commercial activities.

Non-IFRS Financial Measures

Reconciliation of net profit or loss to adjusted earnings before interest, taxes, depreciation and amortization (Adjusted EBITDA)

Adjusted EBITDA is a non-IFRS financial measure. A reconciliation of the Adjusted EBITDA to net profit (loss) is presented in the table below. We use adjusted financial measures to assess our operating performance. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. We use Adjusted EBITDA to measure operating performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our business, and because we believe it provides meaningful information on our financial condition and operating results.

We obtain our Adjusted EBITDA measurement by adding to net profit or loss, finance income and costs, depreciation and amortization, and income taxes. We also exclude the effects of certain non-monetary transactions recorded, such as share-based compensation for the stock option plan, lease inducements and write-downs (or related reversals) of inventories, for our Adjusted EBITDA calculation. We believe it is useful to exclude these items as they are either non-cash expenses, items that cannot be influenced by management in the short term, or items that do not impact core operating performance. Excluding these items does not imply they are necessarily nonrecurring. Share-based compensation costs are a component of employee remuneration and can vary significantly with changes in the market price of the Company’s shares. In addition, other items that do not impact core operating performance of the Company may vary significantly from one period to another. As such, Adjusted EBITDA provides improved continuity with respect to the comparison of our operating results over a period of time. Our method for calculating Adjusted EBITDA may differ from that used by other companies.

Adjusted EBITDA

(In thousands of dollars)

	Three-month periods ended November 30		Year-ended November 30
	2019	2018	2019	2018	2017
Net loss	(6,455)	(983)	(12,496)	(4,700)	(14,061)
Add (deduct)
Depreciation and amortization	1,930	1,714	7,495	4,230	1,528
Lease inducement	5	—	238	—	—
Finance costs	1,275	1,330	5,080	3,016	5,784
Finance income	(217)	(276)	(1,097)	(608)	(260)
Income tax recovery	—	—	—	(1,269)	—
Share-based compensation for stock option plan	232	173	1,087	851	773
Write-down of inventories	13	38	16	144	913

Adjusted EBITDA	(3,217)	1,996	323	1,664	(5,323)

Conference Call Details

A conference call will be held today at 8:30 a.m. (ET) to discuss the results. The conference call will be open to questions from financial analysts. Media and other interested individuals are invited to participate in the call on a “listen-only” basis.

The conference call can be accessed by dialling 1-877-223-4471 (North America) or 1-647-788-4922 (International). The conference call will also be accessible via webcast at https://onlinexperiences.com/Launch/QReg/ShowUUID=9E8A1D54-B4EE-4411-A0E8-D52CEC6A96BA. Audio replay of the conference call will be available on the same day starting at 11:30 a.m. (ET) until March 10, 2020, by dialling 1-800-585-8367 (North America) or 1-416-621-4642 (International) and by entering the playback code 5896409.

About Theratechnologies

Theratechnologies (TSX: TH) (NASDAQ: THTX) is a commercial-stage biopharmaceutical company addressing unmet medical needs by bringing to market specialized therapies for people with orphan medical conditions, including those living with HIV. Further information about Theratechnologies is available on the Company’s website at www.theratech.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov

Forward-Looking Information

This press release contains forward-looking statements and forward-looking information, or, collectively, forward-looking statements, within the meaning of applicable securities laws, that are based on our management’s beliefs and assumptions and on information currently available to our management. You can identify forward-looking statements by terms such as “may”, “will”, “should”, “could”, “would”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or the negatives of these terms, or variations of them. The forward-looking statements contained in this press release include, but are not limited to, statements regarding the growth of our revenues from sales of our products, EGRIFTA®, EGRIFTA SV™ and Trogarzo® and the growth of our pipeline through our research and development activites related to the development of a new formulation of tesamorelin, the development of tesamorelin for the potential treatment of NASH in people living with HIV and the initiation of a phase I clinical trial with a peptide-conjugate derived from our oncology platform.

Forward-looking statements are based upon a number of assumptions and include, but are not limited to, the following: sales of EGRIFTA®, EGRIFTA SV™ and Trogarzo® will continue to grow in the United States, the commercialization of Trogarzo® in Europe will be successful, our research and development activities will yield positive results, both with respect to the development of tesamorelin for the potential treatment of NASH in HIV-infected patients and with respect to the development of our peptide-conjugates in oncology, no delay will occur in our planned and announced timelines to begin clinical trials, to enroll patients therein, no untowards side effects will be discovered through the long-term use of EGRIFTA®, EGRIFTA SV™ and Trogarzo®, our third-party suppliers will be able to manufacture our drug products to meet demand, and we will succeed in finding products and entering into agreements to acquire or in-license products upon terms and conditions satisfactory to us.

Forward-looking statements are subject to a variety of risks and uncertainties, many of which are beyond our control that could cause our actual results to differ materially from those that are disclosed in or implied by the forward-looking statements contained in this press release. These risks and uncertainties include, among others, the risk that sales of our products decline, marketing initiatives for our products are not accepted by the marketplace, a product recall occurs, we are involved in litigation, FDA approves a generic of EGRIFTA®, competition reduces the market shares of our products or research and development activities do not yield positive results leading us to halt or to delay the conduct of such activities.

We refer potential investors to the “Risk Factors” section of our annual information form, or AIF, dated February 24, 2020 for additional risks regarding the conduct of our business and Theratechnologies. The AIF is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov as an exhibit to our Report on Form 40-F and on our website at www.theratech.com. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on forward-looking statements. Forward-looking statements reflect current expectations regarding future events and speak only as of the date of this press release and represent our expectations as of that date.

We undertake no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.

For media inquiries:

Denis Boucher

Vice President, Communications and Corporate Affairs

514-336-7800